UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

AdvancePierre Foods Holdings, Inc.

(Name of Subject Company)

AdvancePierre Foods Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00782L107

(CUSIP Number of Class of Securities)

Michael B. Sims

Senior Vice President, Chief Financial Officer and Treasurer

9987 Carver Road

Blue Ash, Ohio 45242

(800) 969-2747

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to

Jeffrey H. Cohen

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of AdvancePierre Foods Holdings, Inc., a Delaware corporation (the “Company”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2017 (as it may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by DVB Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Tyson Foods, Inc., a Delaware corporation, to purchase all of the shares of Company Common Stock, par value $0.01 per share, issued and outstanding (the “Shares”) at a purchase price per Share of $40.25, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed with the SEC on May 9, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are incorporated by reference and filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9. The Offer is described in a Tender Offer Statement on Schedule TO, filed with the SEC on May 9, 2017.

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period

The Offer and withdrawal rights expired as scheduled at 12:00 midnight (New York City time) at the end of the day on June 6, 2017. The Offer was not extended. American Stock Transfer & Trust Company, LLC, in its capacity as the depositary for the Offer (the “Depositary”), has advised that, as of the expiration of the Offer, 68,648,055 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered but for which Shares were not yet delivered), representing approximately 87.27 percent of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. In addition, notices of guaranteed delivery had been delivered for 1,890,809 Shares, representing approximately 2.40 percent of the Shares issued and outstanding as of the expiration of the Offer. The number of Shares (excluding Shares delivered pursuant to notices of guaranteed delivery for which certificates were not yet delivered) tendered satisfied the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer has been satisfied (or validly waived), Merger Sub has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Parent has confirmed to the Company that Parent and Merger Sub expect the Merger to become effective as soon as practicable following the consummation of the Offer, pursuant to the terms of the Merger Agreement and without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, and each Share not purchased pursuant to the Offer (other than (i) Shares owned by Parent, Merger Sub, the Company (or held in the Company’s treasury) or any direct or indirect wholly owned subsidiary of Parent or the Company immediately prior to the Effective Time or (ii) Shares held by any stockholder of the Company who has properly exercised its appraisal rights under the DGCL) will be converted into the right to receive an amount equal to the Offer Price, without interest and subject to any required withholding of taxes. Following the Merger, the Company will cease to be a publicly traded company and the Shares will no longer be listed on the NYSE.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ADVANCEPIERRE FOODS HOLDINGS, INC.

By:	/s/ Christopher D. Sliva
	Name:	Christopher D. Sliva
	Title:	President and Chief Executive Officer

Dated: June 7, 2017